Filed by Aytu BioScience, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

                                                                Aytu BioScience, Inc. (SEC File No. 001-38247)

A Specialty Consolidator: Biopharma Aytu Looks To Acquisitions And Licensing To Propel Growth Through 2021

The following article is sponsored by the clinical communications unit of Redington, Inc. The information contained in this article in no way represents investment advice or opinion on the part of Benzinga or its writers and is intended for informational purposes only.

Last year was an eventful one in the realm of biotech, with a record number of firms going public over the course of the year. Aytu BioScience Inc. (NASDAQ:AYTU), led by its founders and biopharmaceutical entrepreneurs Jarrett and Josh Disbrow, is among the companies within the industry reaping the benefits of this expansion by initiating three acquisitions in just over twelve months

Under an executive team helmed by CEO Josh Disbrow, Aytu has implemented an aggressive strategy of acquisition in the field of specialty prescription and consumer pharmaceutical products and companies to expand its portfolio of sexual and urological wellness products to incorporate lines of diabetes supportive care, ADHD treatment, and over-the-counter brands.

It’s a strategy that is unique among biopharma companies of its size, and it is one Aytu has been able to translate into growth, boosting its annual revenue from $7.3M in fiscal year 2019 to over $27M by the end of fiscal year 2020.

Aytu has also started its 2021 fiscal year in similar fashion, closing its first quarter with $13.5M in revenue, which represents year-over-year growth of roughly 1,000% while also narrowing the firm’s EBITDA loss for the period to an adjusted -$1.3M. With the planned closing of its most recent acquisition, Aytu expects to be generating annualized revenue of $100M.

A Bold Model

Aytu achieved its present business in part by kicking off 2020 with the closure of its acquisition of Innovus Pharmaceuticals’ over-the-counter and diabetes management product portfolio. The company also found success contributing to the evolving fight against COVID-19 with the licensing of antibody and antigen testing as well as the launch of clinical studies into its UVA light-based catheter, Healight, as a potential treatment for SARS-CoV-2 in addition to a wide range of bacterial and viral infections.

In December 2020, Aytu capped off its growth through the year with the announcement of its acquisition of Neos Therapeutics and its portfolio of ADHD pharmaceutical brands Adzenys and Cotempla, which together generated nearly $65M for the 2019 calendar year. The medications compete alongside Takeda Pharmaceutical Company Limited (NYSE: TAK) brands Mydayis and Vyvanse in a market that yields over 75 million prescriptions annually.

“The core business model of Aytu is acquiring or licensing Rx and consumer health products. Our strategy is to develop a full portfolio of Rx and consumer products through acquisition or licensing,” Josh Disbrow explained in a recent interview with Benzinga.

“We like attacking large therapeutic markets,” he explained. “Big markets in which we can compete and carve out a meaningful niche with novel brands.”

Disbrow citined the company’s testosterone replacement drug, Natesto, as a key example. The nasal spray competes in a $1.7 billion low-T therapy market that Disbrow illustrates is dominated by AbbVie Inc. (NYSE:ABBV) and its topical patch, Androgel.

“Androgel is applied daily to the skin and carries a Black Box warning about transferring it to others through shared items or direct contact. Natesto is delivered nasally and is the only FDA-approved low-T therapy that has been shown in a Phase IV study to maintain male fertility parameters, which means that men in their twenties, thirties and forties who want to maintain their fertility can now do so for the first time, while enjoying the benefits of low-T therapy,” said Disbrow. “Those age groups account for about 20 percent of the estimated 13 million men in the US with low-T.”

This is where Disbrow thinks Aytu’s core competency lies, predominantly as a prescription pharmaceutical business. And although the company’s consumer business currently generates about half of Aytu’s revenue, over $30M this fiscal year, the prescription business will be the larger revenue driver following the close of the Neos merger with over $70M in pro forma revenue.”

Disbrow spoke with Benzinga about the factors that led to the company’s growth through 2020, its emergence into the $40 billion consumer pharmaceutical market and what the expansion of its prescription and consumer portfolios mean for the company over the next 12 months. The CEO also probed into how the company is looking to continue its pattern of acquisition, consolidation, licensing and partnerships to add further value to Aytu’s expanding presence in the biopharma field.

Bringing It Back Home

During the course of the interview, Disbrow delved into he and his brother’s history in biotech entrepreneurship, starting in 2006 when Jarrett Disbrow founded specialty pharmaceutical company Arbor Pharmaceuticals.

Focusing primarily on the licensing and marketing of commercial pediatric products, Jarrett was eventually joined by his twin brother Josh and the two built up the company and its products over the course of the next six years, from an initial capital pool of less than $500,000 to generating $250M in revenue by 2012.

“I ran sales and marketing through 2012, and Jarrett ran business development through 2011. We really accelerated our growth in 2010. When Ed Schutter joined the company as president and CEO, I continued to run the company’s commercial operations, and we began aggressively seeking products to in-license and acquire. And ultimately that strategy led to extremely rapid growth over the ensuing two-plus years.”

Arbor Pharmaceuticals’ rapid pace of growth has served as a roadmap for the brothers who, following the acquisition of Arbor Pharmaceuticals, both looked to new ventures in the biopharma industry in which to replicate their growth formula.

Jarrett emerged from the acquisition to found another pharmaceutical startup, Vyrix Pharmaceuticals (acquired by Aytu in 2015), while Josh, remaining with Arbor for several more years as the VP of Commercial Operations, eventually moved on to join the executive teams of Ampio Pharmaceuticals Inc (NYSE:AMPE) and founded the Luoxis Diagnostics subsidiary.

“Aytu has, from the beginning, particularly over the last 12 months, really aggressively begun to acquire assets in the mold of Arbor Pharmaceuticals,” said Josh Disbrow. “I’m proud of how the transformation has taken hold. Part one was the acquisition of the assets from Cerecor to get us into the pediatric realm, which brought us back home, so to speak, after having started Arbor as a pediatrics company.”

A Specialty Consolidator

However, despite the similar strategy for success, Disbrow acknowledged that the landscape for biopharma is far different from the one he and his brother tackled more than 10 years ago. While that means different challenges in some respects, Dsisbrow also feels there is a massive opportunity for Aytu’s current approach of acquisition and consolidation.

“I think we’re at a potentially important inflection point in the history of the specialty pharmaceuticals sector. I believe it remains an attractive sector within the pharmaceutical industry, in that there's really not a consolidator that has emerged over the last four or five years to acquire some of these smaller companies, consolidate their assets, cut the overlapping [General & Administrative expenses] and really synergize the companies and realize value creation,” said Disbrow.

This principle is what has guided Aytu’s string of acquisitions in recent years, starting with the acquisition of Cerecor Inc’s (NASDAQ: CERC) pediatric portfolio in November of 2019 all the way through last year’s purchase of Innovus and Neos product lines.

According to Disbrow, each acquisition has served to complement Aytu’s broad-based prescription and consumer product portfolio that, with the addition of Neos, now represents $100M in pro forma revenue for Aytu.

In addition, Disbrow again keyed in on the opportunity for eliminating overlap and redundant expenses, not the least of which being removal of public company costs and optimizing sales synergies across their product line to physician and pediatric offices around the world.

“By virtue of the fact that Aytu as a platform has both the pediatric products and the primary-care-centric products, inclusive of Natesto, our nasal testosterone competing with Abbvie’s Androgel, ZolpiMist, our oral spray sleep aid competing with Sanofi’s (NASDAQ: SNY) Ambien, and Tuzistra, our antitussive cough syrup, we have good crossover across pediatrics and primary care,” Said Disbrow. “We already have infrastructure, know-how and capabilities within the pediatric and primary care realm, so the Neos products fit very well within that. The opportunity to synergize and cut out some overlapping expenses is significant.”

Coming Together In 2021

Looking ahead, Disbrow sees the upcoming closure of the Neos acquisition as the entry into a new phase of growth for Aytu. The company will look to further consolidate its array of prescription and consumer products while simultaneously amplifying its licensing and sales relationships across the industry.

Already, the company has a co-promotion with Acerus Pharmaceuticals to better position its Natesto testosterone treatment within the $1 billion plus category. Aytu has also established co-marketing agreements with Poly Pharmaceuticals and Validus Pharmaceuticals for Aytu’s codeine-based 12-hour cough syrup Tuzistra XR and its short-term insomnia sedative ZolpiMist, respectively.

“Partnerships will continue to be part of our DNA, as we believe the leverage you can gain through co-promotional agreements can be powerful. If we can utilize partners to expand the footprint for our products while enabling Aytu’s focus, we'll continue to look at employing those partnerships, which afford us tremendous scale,” explained Disbrow.

Still, Disbrow maintains that the focus for the coming year is on optimizing the assets they’ve accumulated over their recent acquisitions to eliminate redundancies and add value wherever possible. Apart from that, Aytu will continue to evaluate new growth opportunities on both the Rx and consumer health side.

"Once Neos is in the fold, this transaction will take our revenues to over $100M pro forma...What I expect people will see over the next several quarters will be: getting the Neos deal closed, then going to work to effectively integrate the Aytu and Neos businesses by cutting overlapping G&A, realize the sales and marketing synergies, and, we think, come out on the other side a very healthy growing company,” Disbrow said. “I think that frames it pretty well.”